UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. ____)

             FRANKLIN COVEY CO.
(Name of Subject Company and Person Filing)

Common Stock, $.05 Par Value
(Title of Class of Securities)

59501B105
(CUSIP Number of Class Securities)

VAL JOHN CHRISTENSEN, ESQ.
Secretary and General Counsel
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331
Telephone: (801) 975-1776

CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                                                 AMOUNT OF FILING FEE

*Set forth the amount on which the filing fee is calculated and state how it was determined.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

  X   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     third-party tender offer subject to Rule 14d-1.

  X  issuer tender offer subject to Rule 13e-4.

     going-private transaction subject to Rule 13e-3.

     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Contact:
Richard R. Putnam
Investor Relations
(801) 975-1776

2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331
www.franklincovey.com

FRANKLIN COVEY ANNOUNCES SALE OF PREMIER

TO SCHOOL SPECIALTY AND

PLANNED TENDER OFFER AT $5.50 PER SHARE

Salt Lake City, Utah (NYSE: FC) – November 13, 2001 – Franklin Covey, a leading global learning and performance solutions firm, today announced the sale of its wholly owned subsidiary, Premier, located in Bellingham, Washington, to School Specialty (NASDAQ: SCHS) for $152.5 million as part of an overall re-capitalization of the Company. The Company also announced that it anticipates using a portion of the proceeds for a planned tender offer for 8 million shares of its outstanding common stock at $5.50 per share, an 81% premium over the previous 30 days’ average closing price.

School Specialty is the largest direct marketer of supplemental educational supplies to schools and teachers for pre-kindergarten through twelfth grade. In addition to the sales price of $152.5 million, Franklin Covey will retain working capital of approximately $13 million. The transaction is subject to Hart Scott Rodino clearance and other customary closing conditions.

The Company’s tender offer for its common stock is expected to open as soon as practicable and is subject to the closing of the Premier transaction, which is expected by December 15, 2001, and other customary regulatory reviews.

Bob Whitman, chairman and chief executive officer of Franklin Covey said, “While Premier has been a successful and profitable division for the Company, the proceeds of this sale will allow us to further focus our resources and efforts on strengthening the historical core businesses of Franklin Covey: providing training and tools to individuals and organizations. This transaction, combined with the more than $30 million of cost reductions already implemented and $15 million of cost reductions planned over the next several months, will allow us to transform the overall capital and cost structure of the Company. Specifically, this transaction positions us to pay-off all of the Company’s debt, increase our cash balances and fund the tender offer for a substantial portion of the outstanding common shares, with the potential to dramatically shrink the share base.”

Pursuant to a license from Franklin Covey, Premier will continue to expose over 20 million K-12 students to Franklin Covey’s world-renowned 7 Habits content. In addition, School Specialty will feature select Franklin Covey products in its catalogs. Franklin Covey will retain the educator leadership and effectiveness training portion of Premier’s business.

Dan Spalding, chairman and chief executive officer of School Specialty said, “We are very excited about acquiring Premier and the market leading capabilities it brings to our strong line-up of school products in the K-12 market. Premier has developed the most functional planning tool available to students in our market. We believe that by leveraging Premier’s momentum in the student planner market, we will continue to expand our overall market share.”

As part of the transaction, nearly 550 Franklin Covey employees in the US and Canada will transition to School Specialty where they will continue to serve more than 35,000 schools and more than 20 million students.

This press release is not an offer to purchase nor a solicitation of an offer to sell shares of Franklin Covey. Holders of common stock are advised to read the tender offer statement carefully when it becomes available because it will contain important information about the tender offer. The tender offer statement and other documents filed by the Company will be available for free at the website of the Securities and Exchange Commission (www.sec.gov) or from the Company. Shareholders who wish to obtain a copy of the tender offer statement when it becomes available or other documents filed by the Company should contact Richard Putnam at the phone number or address listed above. The offer to purchase shares will not be made to, tenders will not be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

About Franklin Covey Co.

Franklin Covey Co. is a leading learning and performance services firm assisting professionals and organizations in measurably increasing their effectiveness in leadership, productivity, communication and sales. Clients include 80 of the Fortune 100, more than three-quarters of the Fortune 500, thousands of small- and mid-sized businesses, as well as numerous government entities. Organizations and professionals access Franklin Covey services and products through consulting services, licensed client facilitators, one-on-one coaching, public workshops, catalogs, more than 160 retail stores, www.franklincovey.com and www.franklinplanner.com. More than 3,500 Franklin Covey associates provide professional services and products in 44 offices in 38 countries.

Safe-Harbor Statement

This announcement contains forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties, including the closing of the transaction with School Specialty. This transaction is subject to review by the Justice Department under the Hart Scott Rodino Act and the satisfaction of a number of customary closing conditions by both parties to the agreement. The Company’s proposal to use a portion of the proceeds to fund a tender offer is subject to the receipt of such proceeds, the continuing determination by the board of directors that the proposed tender offer is a beneficial use of such proceeds, and potential changes in the market price of the Company’s common stock. The general prospects of the Company are subject to the effects of competition, market acceptance of new products or services, gains or losses in market share, growth or contraction in the overall market for the Company’s products and other factors identified and discussed in the Company’s 2000 10-K and subsequent 10-Q reports filed with the Securities and Exchange Commission. There can be no assurance that the Company’s actual future performance will meet management’s expectations. These forward-looking statements are based on management’s expectations as of the date hereof, and are based on factors that may cause future results to differ materially from the Company’s current expectations.